ROBINSON SILVERMAN PEARCE ARONSOHN & BERMAN LLP
                          1290 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10104
                                 (212) 541-2000

                           FACSIMILE: (212) 541-4630

                               December 10, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

    Re:    Terex Corporation
           File No. 333-74840
           Accession Number: 0000910643-01-500232
           Filing Date: December 10, 2001

Ladies and Gentlemen:

     Reference is hereby made to the Registration Statement on Form S-3 referred to above filed by the Registrant with the Securities and Exchange Commission on December 10, 2001. On behalf of the Registrant, the Registrant hereby amends the facing page of such Registration Statement to include the following provision:

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     If you have any questions or comments please feel free to contact Stuart Gordon at Robinson Silverman Pearce Aronsohn & Berman LLP (212-541-2060).

                                         Very truly yours,

                                         /s/ Stuart A. Gordon
                                         ----------------------
                                         Stuart A. Gordon